================================================================================
                                                                       CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

                          For the month of August, 2006

                         Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F  [x]  Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ]    No  [x]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

================================================================================

MEXICO CITY, Aug. 1 /PRNewswire-FirstCall/ -- Grupo Radio Centro, S.A. de C.V. (NYSE: RC) (BMV: RCENTRO-A) ("Grupo Radio Centro" or the "Company"), Mexico's leading radio broadcasting company, announced that the Company will reduce its fixed capital stock by a total of Ps. 120,000,000 through a distribution to shareholders in the amount of Ps. 0.74016843063 per share, which will be paid as follows:

    -- Ps. 70,000,000, or Ps. 0.43176491786 per share, will be paid to shareholders immediately. This amount has been deposited with S.D. Indeval, S.A. de C.V., the Mexican securities depositary, and will be distributed beginning August 7, 2006.

    -- The remaining Ps. 50,000,000, or Ps. 0.30840351276 per share, will be paid to shareholders no later than December 31, 2006.

    Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organizacion Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

Note on Forward-Looking Statements: This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

SOURCE  Grupo Radio Centro, S.A. de C.V.
    -0-                             08/01/2006
    /CONTACT: In Mexico, Pedro Beltran or Alfredo Azpeitia, both of Grupo Radio Centro, +011-5255-5728-4800, ext. 7018, or aazpeitia@grc.com.mx; or in New York, Maria Barona or Peter Majeski, both of i-advize Corporate Communications, Inc., +1-212-406-3690, or grc@i-advize.com.mx, for Grupo Radio Centro/
    /Web site:  http://www.radiocentro.com.mx /
    (RC)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Grupo Radio Centro, S.A. de C.V.
                                                (Registrant)


Date: August 1, 2006                            By:    /s/ Pedro Beltran Nasr
                                                       -------------------------
                                                Name:  Pedro Beltran Nasr
                                                Title: Chief Financial Officer